

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 19, 2017

Enrico Dal Monte
Chief Executive Officer
XTRIBE, P.L.C.
1st floor, Victory House, 99-101
Regent Street,
W1B4EZ, London
United Kingdom

> **Re: XTRIBE P.L.C.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 23, 2016**
> **File No. 333-214799**

Dear Mr. Dal Monte:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Information provided throughout the prospectus assumes that you will receive the full amount of the offering. Please revise the prospectus, including the cover page, prospectus summary, and use of proceeds section, to show the impact of receiving proceeds at varying levels, e.g., 10%, 25%, 50%, 75% and 100% of the shares being sold.

The Company, page 4

2.   Please advise whether your executive officers reside in the United States. Also, please revise to provide all the disclosure, including any appropriate risk factors required by Item 101(g) of Regulation S-K including:

- effecting service of process within the United States on your officers;
- enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against the officers;
- enforcing judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in foreign courts against your officers; and
- bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against your officers.

   Alternatively, please advise us as to why you believe such a risk factor is unnecessary.

3.   We note that your B2B division, XTRIBE Store, is where the company will derive its revenue. Please revise to describe the primary products and services you currently offer and how you generate revenues from these products and services. Disclose the geographic markets in which you plan to operate once you are operational.

Risk Factors, page 7

4.   We note your disclosure on page 16 that foreign currency exchange losses increased expenses and that you use the Euro as your functional currency. If material, please include a risk factor addressing any exposure you may have as a result of changes in foreign currency rates.

Market for Common Equity and Related Shareholder Matters, page 14

5.   We note that there is no established public trading market for your common stock. As such, please revise to disclose the information required by Item 201(a)(2) of Regulation S-K. In this regard we note your disclosure on page 23 referencing warrants issued by the company.

Properties, page 18

6.   We note that you have a principal office located in London, England. If this property is not owned, so state and describe briefly how held. Refer to Item 102 of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 18

7.   Based on the selling shareholder table on page 23, it appears that you have shareholders who currently hold more than 5% of your securities who are not listed on page 18. Please revise. Refer to Item 403 of Regulation S-K.

Certain Relationships and Related Transactions and Director Independence, page 22

8.   Please provide the information required by Item 404(d) of Regulation S-K including any related party transactions involving an amount that exceeds $120,000 or 1% of the

average assets of the company, whichever is less. In this regard we note the related party transaction between the company and the Chief Executive Officer disclosed in Note 7 to the financial statements on page F-11 and F-20.

Exhibits

9.   Please file your bylaws, subscription agreement, as well as any related party agreements which are required to be filed under Item 601(b)(10) of Regulation S-K. In this regard, we note that you should file the agency agreement and consulting agreement between the company and the Chief Executive Officer.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or me at (202) 551-3453 with any other questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Robert L. Diener, Esq.
        Law Offices of Robert Diener